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                                                       SEC File Number: 33-91412
                                                         CUSIP Number: 081904AC8

                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                  (Check One):



         [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
         [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

         For Period Ended: June 30, 1996

         [ ]Transition Report on Form 10-K
         [ ]Transition Report on Form 20-F
         [ ]Transition Report on Form 11-K
         [ ]Transition Report on Form 10-Q
         [ ]Transition Report on Form N-SAR

         For the Transition Period Ended:
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         Read Attached  Instruction Sheet Before Preparing Form. Please Print or
         Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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         If the  notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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         Full Name of Registrant: Benedek Broadcasting Corporation

         Former Name if Applicable

         Stewart Square, Suite 210, 308 West State Street
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         Address of Principal Executive Office (Street and Number)

         Rockford, IL 61101
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         City, State and Zip Code



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PART II -- RULES 12b-25 (b) AND (c)

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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[ ]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject  annual  report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The  accountant's  statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.


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PART III -- NARRATIVE

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State below in reasonable  detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.
                                                 (Attach Extra Sheets if Needed)

        On June 6, 1996, the Registrant acquired substantially all of the television broadcast assets of Stauffer Communications, Inc. and all of the capital stock of Brissette Broadcasting Corporation (the "Acquired Companies"), consisting in the aggregate of 13 television stations. The Registrant needs additional time to complete its quarterly report for the fiscal quarter ended June 30, 1996 due to the burden of integrating the Acquired Companies into the Registrant and compiling financial information from each of the new stations.

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PART IV -- OTHER INFORMATION

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         (1) Name and  telephone  number of person to  contact in regard to this notification:

         Ronald L. Lindwall                    (815) 987-5350
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         (Name)                                (Area Code)(Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                    [X]Yes [ ]No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                    [X]Yes [ ]No


                                      -2-


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         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Annex A
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Benedek Broadcasting Corporation
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date August 15, 1996                       By  /s/ Ronald L. Lindwall
     ------------------                    --------------------------
                                           Ronald L. Lindwall,
                                           Senior Vice President-Finance,
                                           Chief Financial Officer and Treasurer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                      -4-



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                                   ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 (17 CFR 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ('SS' 232.201 or 'SS' 203.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ('SS' 232.13(b) of this chapter).


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                                                                         ANNEX A

     There will be a significant change in the results of operations of the Registrant compared to the corresponding period for the last fiscal year due to the fact that on June 6, 1996, the Registrant acquired substantially all of the television broadcast assets of Stauffer Communications, Inc. and all of the capital stock of Brissette Broadcasting Corporation, consisting in the aggregate of 13 television stations.

     Attached hereto as Exhibit 1 is a copy of the press release issued by the Registrant on August 15, 1996 which contains quantitative financial information for the quarter ended June 30, 1996 and a comparison to the quarter ended June 30, 1995.

                                                                       EXHIBIT 1


                                 PRESS RELEASE

Benedek Communications Corporation and its wholly-owned subsidiary Benedek Broadcasting Corporation released their operating results for the second quarter ended June 30, 1996.

The results of operations of Benedek Broadcasting Corporation for the three months ended June 30, 1995 and 1996 and the six months ended June 30, 1995 and 1996 are as follows:

                             Three Months Ended June 30              Six Months Ended June 30
                             --------------------------              --------------------------
                             1995                 1996               1995                 1996
                             -----                -----              -----                -----
                                                       (in million)
Net Revenue                  $13.9                $18.4              $24.0                $30.1
Operating Expense              9.1                 14.0               16.7                 23.4
Financial Expenses             4.2                  4.9                7.2                  9.0
                             -----                -----              -----                -----
Net income (loss) before
 extraordinary item             .6                  (.5)                .1                 (2.3)
Extraordinary item            --                   --                  6.9                 --
                             -----                -----              -----                -----
  Net (loss)                 $  .6                $ (.5)             $ 7.0                $(2.3)
                             -----                -----              -----                -----
Broadcast Cash Flow          $ 6.3                $ 7.8              $10.3                $12.0
Operating Cash Flow          $ 6.0                $ 7.2              $ 9.6                $10.9

The Benedek Communications Corporation reported a net loss of $1.3 million for the three months ended June 30, 1996 as compared to net income of $0.6 million for the three months ended June 30, 1995 as a result of increased financial expenses.

On June 6, 1996 the Company acquired the broadcast television assets of Stauffer Communications (Principally five network affiliated broadcast television stations) for a price of $54.5 million and all the capitol stock of Brissette Broadcasting Corporation (consisting of eight network affiliated broadcast television stations) for a price of $270.0 million.

For the three months ended June 30, 1996 net revenues increased $4.5 million or 32.5% to $18.4 million and broadcast cash flow increased $1.4 million or 22.8% to $7.8 million primarily as a result of the acquisitions. On a same station basis, net revenues remained flat for the three months ended June 30, 1996 and broadcast cash flow decreased $1.7 million or 11.3%. The decrease is primarily related to operating expenses used in determining broadcast cash flow. These expenses increased $1.3 million or 12.8% at the acquired stations for the three months ended June 30, 1996 and $.4 million or 5.4% at the Company's previously owned stations.



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For the six months ended June 30, 1996 net revenues increased $6.1 million or
25.2% to $30.1 million and broadcast cash flow increased $1.7 million or 16.8% to $12.0 million primarily as a result of the acquisitions. On a same station basis, net revenues remained flat for the six months ended June 30, 1996 and broadcast cash flow decreased $2.2 million or 8.6%. The decrease is primarily related to increased operating expenses used in determining broadcast cash flow at the acquired stations of $2.2 million or 11.2% for the six months ended June 30, 1996. These expenses at the Company's previously owned stations remained flat.








                           STATEMENT OF DIFFERENCES
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                 The section symbol shall be expressed as 'SS'